Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145359

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated August 13, 2007)

THE TRIZETTO GROUP, INC.

$230,000,000

1.125% CONVERTIBLE SENIOR NOTES

DUE APRIL 15, 2012

AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

This prospectus supplement supplements information contained in that certain prospectus dated August 13, 2007 of The TriZetto Group, Inc. (the “Company”), relating to the offer and sale from time to time of up to $230,000,000 of the Company’s 1.125% Convertible Senior Notes due 2012, or the notes, and 10,467,622 shares of the Company’s outstanding common stock that are issuable upon conversion of the notes, which are held by certain securityholders named in the prospectus under the section entitled “Selling Securityholders”. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following table amends and supplements the information set forth in the prospectus under the section entitled “Selling Securityholders” with respect to the selling securityholders named below and the respective notes and shares of common stock beneficially owned by such selling securityholders that may be offered pursuant to the prospectus:

	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock
Selling Securityholder		Beneficially Owned (1)	Offered Hereby (1)
Fore Convertible Master Fund, Ltd. (2)	$9,600	437	437
Sandelman Partners Multi-Strategy Master Fund, Ltd. (3)	$37,000,000	1,683,922	1,683,922

(1)	Includes shares of common stock issuable upon conversion of the notes, assuming conversion of all the named selling securityholder’s notes at the initial conversion rate of 45.5114 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes – Conversion Rights – Adjustments to Conversion Rate” in the prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.

(2)	Fore Convertible Master Fund, Ltd. has indicated that Matthew Li exercises voting or investment power over the notes and common stock issuable upon the conversion of the notes held by such selling securityholder.

(3)	Sandleman Partners, LP is the investment manager of Sandelman Partners Multi-Strategy Master Fund, Ltd. Sandelman Partners GP, LLC is the general partner of Sandelman Partners, LP. Jonathan Sandelman is the managing member of Sandelman Partners GP, LLC. Each of Sandelman Partners, LP, Sandelman Partners GP, LLC and Jonathan Sandelman disclaims beneficial ownership of the shares registered hereunder, except to the extent of its or his pecuniary interest in such securities.

The date of this prospectus supplement is September 6, 2007.